Exhibit 3.4

AMERICAN COMMUNITY PROPERTIES TRUST

SECOND AMENDMENT TO BYLAWS

In accordance with Article XI of the ByLaws of American Community Properties Trust (the "Trust") effective January 1, 2005, Article III (Trustees), Section 10 (Compensation) of said ByLaws is amended in its entirety to read as follows:

Section 10. Compensation. Trustees that are not employees of the Trust or any of its affiliates shall receive fees of $6,500.00 per quarter, $1,400.00 per meeting attended, and $500.00 per telephonic meeting. Additionally, the Trustee serving as Chairman of the Audit Committee shall receive an additional quarterly fee of $6,500.00 for said services. Trustees may be reimbursed for expenses of attendance, if any, at each annual, regular or special meeting of the Trustees or of any committee thereof, and for their expenses, if any, in connection with each property visit and any other service or activity performed or engaged in as Trustees, but nothing herein contained shall be construed to preclude any Trustees from serving the Trust in any other capacity and receiving compensation therefor. Trustees are eligible to participate in any shall incentive plan adopted for such purpose by the Trust.